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                                                                 [METLIFE LOGO]

First MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

April 16, 2007

Robert S. Lamont, Jr., Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
901 F Street, N.W.
Washington, D.C. 20549-0506

RE: PRE-EFFECTIVE AMENDMENT TO THE FOLLOWING INITIAL REGISTRATION STATEMENT ON FORM N-4 FOR FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-137370)

Dear Mr. Lamont:

On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to each of the above referenced filings, that:

..   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

..   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

..   the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Richard C. Pearson
-----------------------------
Richard C. Pearson
Executive Vice President,
General Counsel And Secretary

cc:  W. Thomas Conner, Esq.
     Michele H. Abate, Esq.
     John M. Richards, Esq.
     Marie C. Swift, Esq.